Room 4561
						April 25, 2006


Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Street, Suite 3
Scottsdale, AZ 85260

Re:	Alanco Technologies, Inc.
	Registration Statement on Form S-3
      Filed January 19, 2006
      File No.  333-131140

	Form 10-KSB for Fiscal Year Ended June 30, 2005
	Filed September 28, 2005
	File No. 000-09347

Dear Mr. Kauffman:

      We have reviewed your response letter dated April 14, 2006 and have the following additional comments. Please respond to our comments on your periodic filings within ten business days from the date of this letter. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 12.  Shareholders` Equity, page 31

1. Your response to prior comment number 6 indicates that you believe that the improper classification of your Series B Convertible Preferred Stock did not materially impact your financial statements.
Please explain to us your basis for this conclusion as it appears that the Series B Preferred Stock was quantitatively material to your total liabilities as of June 30, 2005. As part of your response, tell us how you and your auditors considered SAB 99 in your decision not to restate as a result of this error.

2. We have read your response to prior comment number 6 and it remains unclear to us how you have concluded that the Series B convertible preferred stock is more akin to equity. In this regard, we note that the dividend and redemption features combined with the classification of these instruments as temporary equity within your balance sheet appear to indicate that these instruments are more akin to debt rather than equity. Please revise your analyses accordingly.


	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-
3451
if you have any questions regarding these comments. You may call me at (202) 551-3489 or Barbara Jacobs, Assistant Director, at (202) 551-3730 if you have any other questions.

Sincerely,



      Brad Skinner
							Branch Chief - Accounting






cc:	Via Facsimile (480) 348-1471
	Steven P. Oman, Esq.
	Telephone: (480) 348-1470
Mr. Robert R. Kauffman
Alanco Technologies, Inc.
April 25, 2006
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